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Rich Spirit

Bakery

10081 W. 26th St
Wheat Ridge, CO 80215
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Rich Spirit is seeking investment to expand our bagel concept into a brick and mortar storefront.
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INVESTOR PERKS

Rich Spirit is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

One Year Bagel Card Invest $1,000 or more to qualify. 20 of 20 remaining

Receive a limited edition card that gets you 50% off all bagel purchases for the first year of operation.

Lifetime Bagel Card Invest $5,000 or more to qualify. 10 of 10 remaining

Receive a limited edition card that gets you 50% off all bagel purchases as an honorary Rich Spirit Lifer.

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OUR MISSION

Rich Spirit's Mission is to create a new style of bagel that takes aspects of the worlds best bagels and combines them into one incredible product that utilizes wild fermentation, is crafted using quality ingredients, and isn't restricted by tradition.

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LOCATION

Rich Spirit will be joining Gold's Marketplace in Wheat Ridge, which is a newly renovated strip located on a main corridor that connects Denver to major neighborhoods in the foothills of the Rockies.

Rich Spirit will join a growing list of incredible businesses at Gold's Marketplace such as Illegal Pete's, Esters Restaurant, Queen City Coffee, Cosmos Dog Bakery, Live Slow Brewing, and many others.
The area surrounding Gold's Marketplace is commonly referred to as a food desert, and Rich Spirit will be able to capitalize on a lack of breakfast options in the area.
Rich Spirit will also be able to utilize a preorder model for individuals traveling between the mountains and Denver for potential customers to garauntee the items they will get on any given day with limited time invested.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

Rich Spirit will use the funds from this raise for construction and equipment to maximize output in a space that is efficient and beautifully designed by Kevin Nguyen at Regular Architecture.

The space will be designed in the veign of 1960's and 1970's diner style with leather stools, pastel colors, and mid-century finishes.

The kitchen will be designed as an employee operated assembly line that will maximize efficiency from mixing and proofing to boiling and baking in order to create as many bagels as demand will require.

The kitchen and design will utilize the highest quality equipment and finishes to maximize longevity and decrease likelihood of maintenance cost in a high-use environment.

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1,100 sq. ft.

Floor Space

28,000 people

Social Media Followers

2023

Founded

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Q&A

What is your background? How did you get into the industry?

Rich Spirit Bagels was born inside Bakery Four as a core segment in its naturally leavened bakery. Through exhaustive trials as bakers, Shawn and his team were able to create a product that is truly unique to the market and has sold over 20,000 bagels in just a year operating in limited space just three days a week.

Why are you raising capital and why is now a good time?

Rich Spirit is raising capital for multiple reasons - first, Rich Spirit wants the community to have a chance to feel like they're a part of the growth of Bakery Four. Second, Rich Spirit is taking over an existing operating kitchen and will require funding for construction and equipment.

Who is your biggest inspiration?

Our inspiration comes from various bagel shops across the globe, but mainly takes inspiration from the various sourdough bakeries that have inspired their core business at Bakery Four - Places like Tartine and Hart Bageri, Courage Bagels, and Utopia Bagels.

What is your background? How did you get into the industry?

Rich Spirit Bagels was born inside Bakery Four as a core segment in its naturally leavened bakery. Through exhaustive trials as bakers, Shawn and his team were able to create a product that is truly unique to the market and has sold over 20,000 bagels in just a year operating in limited space just three days a week.

Why are you raising capital and why is now a good time?

Rich Spirit is raising capital for multiple reasons - first, Rich Spirit wants the community to have a chance to feel like they're a part of the growth of Bakery Four. Second, Rich Spirit is taking over an existing operating kitchen and will require funding for construction and equipment.

Who is your biggest inspiration?

Our inspiration comes from various bagel shops across the globe, but mainly takes inspiration from the various sourdough bakeries that have inspired their core business at Bakery Four - Places like Tartine and Hart Bageri, Courage Bagels, and Utopia Bagels.

What is your background? How did you get into the industry?

Rich Spirit Bagels was born inside Bakery Four as a core segment in its naturally leavened bakery. Through exhaustive trials as bakers, Shawn and his team were able to create a product that is truly unique to the market and has sold over 20,000 bagels in just a year operating in limited space just three days a week.

Why are you raising capital and why is now a good time?

Rich Spirit is raising capital for multiple reasons - first, Rich Spirit wants the community to have a chance to feel like they're a part of the growth of Bakery Four. Second, Rich Spirit is taking over an existing operating kitchen and will require funding for construction and equipment.

Who is your biggest inspiration?

Our inspiration comes from various bagel shops across the globe, but mainly takes inspiration from the various sourdough bakeries that have inspired their core business at Bakery Four - Places like Tartine and Hart Bageri, Courage Bagels, and Utopia Bagels.

This is a preview. It will become public when you start accepting investment.
PRESS
A Bagel Shop From Bakery Four Is the Latest Eatery Heading to Wheat Ridge

It's the latest spot to move into the area.

Bakery Four opening bagel shop in Gold's Marketplace next year

Even after Bakery Four opened in a larger space on Tennyson this year to push out more pastries and bread to its cult following, the local bakery is struggling to keep up with demand.

Rich Spirit Bagels Spinning Off of Bakery Four | What Now Denver

Baker Shawn Bergin will bring his signature light and tasty sourdough bagels to Wheat Ridge in late spring/early summer.

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THE TEAM
Shawn Bergin
Owner/Founder

Shawn Bergin is the owner and founder of Bakery Four and Rich Spirit Bagels. He built Bakery Four from a basement pop-up bakery to a 3,000 square foot bakery where he and his team create over 1,700 items from scratch every morning. Through exhaustive trials and testing, he formulated the bagels at Rich Spirit with the care and attention that he has become known for by the thousands of fans who visit Bakery Four each week.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction $40,000
Equipment $71,900
Mainvest Compensation $8,100
Total $120,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$700,000	$770,000	$823,900	$865,095	$891,048
Cost of Goods Sold	$210,000	$231,000	$247,170	$259,528	$267,313
Gross Profit	$490,000	$539,000	$576,730	$605,567	$623,735

EXPENSES

Rent	$26,000	$26,650	$27,316	$27,998	$28,697
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$400,000	$440,000	$470,800	$494,340	$509,170
Insurance	$5,000	$5,125	$5,253	$5,384	$5,518
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
Consumables	$100,000	$102,500	$105,062	$107,688	$110,380
Operating Profit	$-54,000	$-48,600	$-45,358	$-43,840	$-44,375

This information is provided by Rich Spirit. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $120,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends June 1st, 2023

Summary of Terms
Legal Business Name Rich Spirit Bagels, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 8%-8.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Historical milestones

Rich Spirit has been operating as a segment of Bakery Four since 2021 and has since achieved the following milestones:

Opened larger location on Tennyson Street in Denver, CO and started manufacturing bagels.

Crafted 22,000 bagels in the first year of production utilizing the Bakery Four kitchen 3 days a week, and does not include sales of cream cheese.

Had Cost of Goods Sold of $9,000, which represented gross profit margin of 80%, which again does not include sales of cream cheese.

Historical financial performance is not necessarily predictive of future performance.

No operating history

Rich Spirit was established within Bakery Four. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Rich Spirit's fundraising. However, Rich Spirit may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rich Spirit to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rich Spirit operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rich Spirit competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rich Spirit's core business or the inability to compete successfully against the with other competitors could negatively affect Rich Spirit's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rich Spirit's management or vote on and/or influence any managerial decisions regarding Rich Spirit. Furthermore, if the founders or other key personnel of Rich Spirit were to leave Rich Spirit or become unable to work, Rich Spirit (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rich Spirit and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rich Spirit is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rich Spirit might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rich Spirit is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rich Spirit

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rich Spirit's financial performance or ability to continue to operate. In the event Rich Spirit ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rich Spirit nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rich Spirit will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rich Spirit is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rich Spirit will carry some insurance, Rich Spirit may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rich Spirit could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rich Spirit's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rich Spirit's management will coincide: you both want Rich Spirit to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rich Spirit to act conservative to make sure they are best equipped to repay the Note obligations, while Rich Spirit might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rich Spirit needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rich Spirit or management), which is responsible for monitoring Rich Spirit's compliance with the law. Rich Spirit will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rich Spirit is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rich Spirit fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rich Spirit, and the revenue of Rich Spirit can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rich Spirit to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rich Spirit. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.

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